                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                            (Amendment No. __ )


                           FIRSTBANK CORPORATION
                             (Name of Issuer)


                    FIRSTBANK CORPORATION COMMON STOCK
                      (Title of Class of Securities)

                                337-61G-104
                              (CUSIP Number)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



















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CUSIP No. 337-61G-104                   13G

1.   Name of Reporting Persons
     S.S. or I.R.S. Identification No. of above Persons

     FIRSTBANK CORPORATION

     38-2633910

2.   Check the Appropriate Box if a Member of a Group  (a) X
     (See Instructions)                                (b) _

3.   SEC USE ONLY

4.   Citizenship or place of Organization - MICHIGAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.  SOLE VOTING POWER -                                           24,328

6.  SHARED VOTING POWER -                                        143,058

7.  SOLE DISPOSITIVE POWER -                                      24,328

8.  SHARED DISPOSITIVE POWER -                                   143,058

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON -                                   167,386

10. CHECK IF THE AGGREGATE AMOUNT
    IN ROW (9) EXCLUDES CERTAIN SHARES-                        _________
    (See Instructions)

11. PERCENT OF CLASS REPRESENTED BY
    AMOUNT IN ROW 9 [Round off to nearest tenth] -                  10.0%

12. TYPE OF REPORTING Person - HC













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CUSIP No. 337-61G-104                   13G

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of above Person

     BANK OF ALMA

     38-2633911

2.   Check the Appropriate Box if a Member of a Group  (a) X
                                                       (b) _

3.   SEC USE ONLY

4.   Citizenship or place of Organization - MICHIGAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.  SOLE VOTING POWER -                                           24,328

6.  SHARED VOTING POWER -                                        143,058

7.  SOLE DISPOSITIVE POWER -                                      24,328

8.  SHARED DISPOSITIVE POWER -                                   143,058

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON -                                   167,386

10. CHECK IF THE AGGREGATE AMOUNT
    IN ROW (9) EXCLUDES CERTAIN SHARES-                        _________

11. PERCENT OF CLASS REPRESENTED BY
    AMOUNT IN ROW 9 [Round off to nearest tenth] -                  10.0%

12. TYPE OF REPORTING Person - BK














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ITEM 1 (a)     NAME OF ISSUER:

               Firstbank Corporation

ITEM 1 (b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               311 Woodworth Avenue
               Alma, Michigan 48801

ITEM 2 (a)     NAME OF PERSONS FILING:

               Firstbank Corporation
               Bank of Alma

ITEM 2 (b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               Firstbank Corporation
               311 Woodworth Avenue
               Alma, Michigan 48801

               Bank of Alma
               311 Woodworth Avenue
               Alma, Michigan 48801

ITEM 2 (c)     CITIZENSHIP:

               Firstbank Corporation is a Michigan business corporation.

               Bank of Alma is a Michigan banking corporation.

ITEM 2 (d)     TITLE OF CLASS OF SECURITIES:

               Common Stock

ITEM 2 (e)     CUSIP NUMBER:

               337-61G-104

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

          (a)/  /   Broker or dealer registered under Section 15 of the
                    Act,

          (b)/  /   Bank as defined in Section 3(a)(6) of the Act,

          (c)/  /   Insurance Company as defined in Section 3(a)(19) of the
                    Act,


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          (d)/  /   Investment Company registered under Section 8 of the
                    Investment Company Act,

          (e)/  /   Investment Adviser registered under Section 203 of the
                    Investment Advisers Act of 1940,

          (f)/  /   Employee Benefit Plan, Pension Fund which is subject to
                    the provisions of the Employment Retirement Income
                    Security Act of 1974 or Endowment Fund; SEE 13d-1(b)
                    (ii)(F),

          (g)/  /   Parent Holding Company, in accordance with Rule
                    13d-1(b)(ii)(G); (Note: See Item 7),

          (h)/X/    Group, in accordance with Rule 13d-1(b)(l)(ii)(H).

ITEM 4    OWNERSHIP:

          FIRSTBANK CORPORATION:

          (a)  Amount beneficially owned:                        167,386

          (b)  Percent of class:                                   10.0%

          (c)  Number of shares to which such person has:

               (i)  sole power to vote or to direct the
                    vote:                                         24,328

               (ii) shared power to vote or to direct the
                    vote:                                        143,058

              (iii) sole power to dispose or to direct
                    the disposition of:                           24,328

               (iv) shared power to dispose or to direct
                    the disposition of:                          143,058

          Shares beneficially owned by Firstbank Corporation include only shares owned by its subsidiary, Bank of Alma.

          BANK OF ALMA:

          (a)  Amount beneficially owned:                        167,386

          (b)  Percent of class:                                    10.0%




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          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the
                    vote:                                         24,328

               (ii) shared power to vote or to direct the
                    vote:                                        143,058

              (iii) sole power to dispose or to direct
                    the disposition of:                           24,328

               (iv) shared power to dispose or to direct
                    the disposition of                           143,058

          The filing of this schedule shall not be construed as an admission or evidence that the person filing is, for any purposes, including the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this schedule.

ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not applicable.

ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          The securities covered by this schedule are held in trust and other fiduciary capacities by Bank of Alma. The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities is held by various trusts, grantors, beneficiaries and customers, none of whom has such right or power with respect to more than five percent of the class of such securities.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
          COMPANY:

          See attached Exhibit 1.

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          See attached Exhibit 1.

ITEM 9    NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.



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ITEM 10   CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


     SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 1997                  BANK OF ALMA


                                   By /S/ MARY D. DECI
                                      Mary D. Deci
                                      Senior Vice President, Controller,
                                      and Chief Financial Officer

                                   FIRSTBANK CORPORATION

                                   By /S/ MARY D. DECI
                                      Mary D. Deci
                                      Vice President, Secretary, Treasurer,
                                      and Chief Financial Officer



















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                                 EXHIBIT 1


IDENTIFICATION OF SUBSIDIARY                ITEM 3 CLASSIFICATION
----------------------------                ---------------------
Firstbank Corporation                       Parent Holding Company, in
                                            accordance with Rule 13d-1
                                            (b)(ii)(G)

Bank of Alma                                Bank, as defined in Section
                                            3(a)(6) of the Act



































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